Heleum

Main Street Technology Software Blockchains B2C

Automated cryptocurrency trading and automated consumer finance apps

HELEUM.COM MESA ARIZONA





Heleum automatically trades cryptocurrencies on Uphold.com. Users don't have to know anything about investing, trading, programming, or cryptocurrencies. Our web app is completely hands-free. In addition to integrating machine learning algorithms to improve our app performance, we'll be adding more consumer finance apps and expanding to other... more

Pace Ellsworth CEO @ Heleum

Why you may want to support us...

1. 5,000 new users in 96 countries.
2. Hands-free cryptocurrency trading.
3. Expanding to all asset classes.
4. Launching multiple apps and going mobile.
5. Featured in CEO Money: http://www.wfn1.com/wfn1-tv/video-interviews/pace-ellsworth-on-how-heleum-makes-crypto-trading-acces...

Why investors ❤ us

WE'VE RAISED $275,885 SINCE OUR FOUNDING



The partnership with Heleum provides Uphold members with yet another powerful and accessible app within the Uphold ecosystem. The app trades between a selection of our supported currencies to provide our members with consumer-friendly, hands-off investing.

Robin O'Connell

Uphold Chief Revenue Officer



Hello, I try to make wire transfer , don't work with account number, I need iban and swift, thanks

Joaquim Silva



Hi! I'm Kelton. I'm fascinated by cryptocurrency and the way it's going to change the world, but I'm not on top of things enough to know what to invest in. Thank you for creating Helium! I hope to see it go further.

Kelton Lochridge

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Pace Ellsworth

CEO

Pace is a seasoned fintech marketer with a love for languages, automation, & future tech.



Taylor Ellsworth

CTO

Taylor has been in software development since 2011. He has a passion for saving people money.



Dan Pratt

In the news

Pace Ellsworth on how Heleum makes crypto trading accessible for everyone

Heleum automatically trades cryptocurrencies on Uphold.com. Users don't have to know anything about investing, trading, programming, or cryptocurrencies. Our web app is completely hands-free. In addition to

July 30, 2018 @ wfn1.com

How Uphold is Making Cryptocurrency Accessible to the World

Bitcoin is like a gateway drug. Once you purchase even a fraction of a Bitcoin, you start looking at all of the other alternative cryptocurrencies you can purchase. The current limitation with some of the existing

December 6, 2017 @ huffingtonpost.com

Heleum Launches Automated Savings App On Uphold Platform That Trades Between Cryptocurrencies And Fiat Currencies

Heleum has disclosed that they enabled over 400 users to trade automatically via the Uphold platform, generating average returns of 21% during their six-month closed beta. Heleum currently has over 900

December 5, 2017 @ prnewswire.com

Heleum Teams With Uphold To Make Automatic Digital Currency Profits - BlockTribune

Digital money company Uphold has partnered with Heleum on a new multi-currency trading application that runs on the Uphold platform via its open API.Heleum was created in 2015 by brothers Pace and Taylor

November 16, 2017 @ blocktribune.com

Downloads

- V2-1-Sim.pdf
- Heleum Pitch WeFunder.pdf

Our Story

It all started in 2016. Pace, Taylor, and their friend Dan had an idea: What if everyone could trade without having to learn how? What if anyone in the world could make money without lifting a finger? So they worked together to build something new: a system that floated between multiple cryptocurrencies at a gain. Two years later, Heleum is ready to hit the big time, with a recently upgraded strategy that takes much of the risk out of trading cryptocurrencies, and does it 100% automatically.


heleum

Our Pitch Deck


heleum
Let your money move you.
Automated apps to redefine consumer finance

New and Improved Trading Strategy

Using Indicators to track Cryptocurrency Uptrends and Downtrends

+50% Returns

(Calculated from Dec 2017 to June 2018)


Account Value Over Time - Heleum vs BTC
Heleum
BTCUSD
100.00%
50.00%
0.00%
-50.00%
-100.00%
2018-01-01
2018-02-01
2018-03-01
2018-04-01
2018-05-01
2018-06-01

Investor Q&A

– COLLAPSE ALL

What does your company do?

Heleum automatically trades cryptocurrencies on Uphold.com. Users don't have to know anything about investing, trading, programming, or cryptocurrencies. Our web app is completely hands-free. In addition to integrating machine learning algorithms to improve our app performance, we'll be adding more consumer finance apps and expanding to other trading markets, like stocks, futures, and forex.

Where will your company be in 5 years?

At Heleum, we're working to:- Grow a massive user base- Release new services to automatically trade assets all around the world- Help users manage their finances automatically so they can focus on what matters in their lives

What's new about what you're making? How is it different?

Heleum is the first and only automated cryptocurrency trading system built for the masses. Other systems that trade stocks and forex are harder to access by the average new investor, and other systems that automatically trade cryptos are made for professionals. Heleum works with absolutely no configuration required, perfect for anyone that wants to start using cryptocurrencies, but doesn't know how.

How big is the market?

The cryptocurrency market is HUGE! It's not as big as stocks or forex or real estate, but it's growing fast. It's currently worth more than $200 billion. The world is seeing new applications for cryptocurrency and blockchain technology as a way to replace old, costly, and cumbersome financial and data management systems.

What do you understand about your business that others don't get?

At Heleum we understand that everything has value, and that value fluctuates over time with supply and demand and people's choices. We also understand that people don't have time or desire to deal with finances, so we're building apps that handle all that for you, so you can focus instead on what matters most to you in life.

How does Heleum make money?

We make money by sharing the gains produced by our algorithm with our users. You keep most of the gains, we keep a little. We never charge fees if you don't make money, unlike many robo-advisors.

How do you acquire customers?

We focus 100% on referrals. If our system works, people will share it with their friends and family. When they share it, we increase the user's share of the gains Heleum generates, decreasing our fees.

Financials

Heleum has financial statements ending December 31 2019. Our cash in hand is $615.80, as of May 2020. Over the three months prior, revenues averaged $3/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,633/month.

At a Glance

January 1 to December 31

$5,800 [83%]
Revenue

-$21,939
Net Loss

$0
Short Term Debt

$0
Raised in 2019

$616
Cash on Hand
As of 05/23/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Heleum is building an automated trading application to allow users to create and share automated trading strategies, and record their trading history to the Bitcoin SV blockchain. Heleum plans to allow trading of cryptocurrencies, as well as stocks, options, futures, and foreign exchange currencies.

We operated a one-size-fits-all cryptocurrency trading application from late 2017 to early 2019. Due to unfavorable trading conditions and the volatility of the cryptocurrency market, we paused our application to rebuild with a more stable and scalable vision.

At Heleum, we're working to:
- Build our new flagship web and mobile application
- Release new services to automatically trade assets all around the world
- Help users manage their finances automatically so they can focus on what matters in their lives

Milestones

Heleum LLC was incorporated in the State of Arizona in April 2017.

Since then, we have had:

- over 5,000 new users in 96 countries.
- hands-free cryptocurrency trading.
- multiple asset classes, with an eye on expansion.

Historical Results of Operations

Our company was organized in April 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $5,800 compared to the year ended December 31, 2018, when the Company had revenues of $34,255.
- *Assets.* As of December 31, 2019, the Company had total assets of $573, including $573 in cash. As of December 31, 2018, the Company had $11,029 in total assets, including $11,029 in cash.
- *Net Loss.* The Company has had net losses of $21,939 and $87,118 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $140,141 for the fiscal year ended December 31, 2019 and $122,212 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $154,960 in debt. Except as otherwise described in this report, we do not have additional sources of capital. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

No significant financial changes in the business have occurred from 12/31/2019 to today, 05/23/2020. Heleum LLC cash in hand is $615.80, as of May 23, 2020. Over the last three months, revenues have averaged $3/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,633/month, for an average burn rate of $3,630 per month.

While revenue has remained near zero, we have cut our expenses further in preparation for a lean restart to our development. Our founders have started a new software development company, Nuclius, to fully fund and organize Heleum's re-launch development & marketing. We anticipate reducing our overhead to almost zero shortly as all regular expenses are rolled into Nuclius. Our revenue will likely remain low for the next 6 months as we don't anticipate relaunching Heleum until 2021. Our intention is to be profitable in 6-12 months. Once it launches, we anticipate getting monthly recurring revenue from account balances, and possibly optional tips.

However, starting in July, we intend to begin capital sharing using investment capital from Nuclius. This will both be for helping our investors achieve a return on investment, and help users recover funds lost in the cryptocurrency crash.We will rely on investment capital from Nuclius in the next 6-12 months as Nuclius employs the developers needed to rebuild Heleum from scratch with a new business model, which will be announced in the future. Nuclius is a new, solvent, debt-free company wholly owned by Heleum CEO Pace Ellsworth. Nuclius is growing rapidly through software development contracts with various small businesses in the US.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-378%

Gross Margin:
100%

Return on Assets:
-3,829%

Earnings per Share:
-$0.00

Revenue per Employee:
$1,933

Cash to Assets:
94%

Revenue to Receivables:
~

Debt Ratio:
24,457%

HELEUM AnnualReport 2019 2018 FINAL.pdf

Risks

1. We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. The Company's cash position is relatively weak. The Company currently has only $26,280 in cash balances as of December 31, 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds

5 The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive financial technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

6 A legal opinion has been issued on the Company's operations. Heleum's counsel has provided a formal legal opinion stating that the Company operates under a legal business model and is not subject to regulatory oversight as an entity generating revenue via carried interest, but this document is somewhat limited in scope.

7 The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $154,822 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

8 The Company has had transactions with related parties. During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations. Member advances at December 31, 2017 were $154,961. These advances are non-interest bearing.

9 We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Automated Mesh Trading Algorithm in August 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

10

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

11

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and 9 enhancements, continually evolving business expectations and swift changes. To compete effectively in such
markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

12

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

13

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

14

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Pace Ellsworth and Taylor Ellsworth. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

15

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

16

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including 10 "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or... more

17 You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

18 Cryptocurrencies are volatile, and as such are a risky investment for any prospective investors.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Taylor Ellsworth	CTO @ Heleum LLC	2017
Pace Ellsworth	CEO @ Heleum LLC	2017

Officers

OFFICER	TITLE	JOINED
Dan Pratt	CMO	2017
Ben Pratt	CIO	2017
Taylor Ellsworth	CTO	2017
Pace Ellsworth	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Taylor Ellsworth	4,125,000 Interest Units	41.3%
Pace Ellsworth	4,125,000 Interest Units	41.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2018	$120,925	SAFE
08/2017	$17,480	Loan
08/2017	$17,480	Loan
09/2017	$120,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Scott Dobbins	08/01/2017	$17,480	$17,480	0.0%		Yes
Nathan Dobbins	08/01/2017	$17,480	$17,480	0.0%		Yes
Laurett Ellsworth	09/01/2017	$120,000	$120,000	0.0%		Yes

Related Party Transactions

Name	Laurett Ellsworth
Amount Invested	$120,000
Transaction type	Loan
Issued	09/01/2017
Outstanding principal plus interest	$120,000 as of 06/2018
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Mother of CEO and founder

These loans are expected to be paid back in the future at the discretion of the company, once funds are sufficient. This investor has also been awarded with equity.

Use of Funds

$100,000	50% Algorithm Development 40% Product Design 5% Sales & Marketing 5% Wefunder Intermediary fee
$1,070,000	40% Algorithm Development 30% Product Design 25% Sales & Marketing 5% Wefunder Intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Interest Units	10,000,000	10,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.